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EXHIBIT 12.1

ENBRIDGE ENERGY PARTNERS, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands $)

	For the Year Ended December 31,
						For Three Months Ended March 31, 2003
	1998	1999	2000	2001	2002
Income from continuing operations before provision for income taxes and minority interest	89,481	79,574	60,988	39,416	78,560	32,590
Add: Fixed charges	48,672	59,471	61,944	35,364	67,734	22,394
Less: Interest capitalized	(25,489)	(4,382)	(331)	(343)	(8,084)	(965)

Total earnings as adjusted	112,664	134,663	122,601	74,437	138,210	54,019

Fixed charges:
Interest expense—net	21,868	54,105	60,346	32,460	50,422	13,139
Interest expense—intercompany	9	5	0	1,345	7,485	7,689
One-third of rentals as interest factor	1,306	979	1,267	1,216	1,743	601
Interest capitalized	25,489	4,382	331	343	8,084	965

Fixed Charges	48,672	59,471	61,944	35,364	67,734	22,394

Ratio of earnings to fixed charges	2.31	2.26	1.98	2.10	2.04	2.41

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ENBRIDGE ENERGY PARTNERS, L.P. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (amounts in thousands $)